NEWS RELEASE

Canarc Sells Relief Canyon Assay Lab to Great Basin Gold

Vancouver, Canada – May 19, 2011 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has sold the Relief Canyon assay lab near Lovelock Nevada to Great Basin Gold for US$600,000 plus expenses of approximately US$25,000, which represents full recovery of Canarc’s total costs for the lab.  Proceeds of the sale will be added to working capital.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its Windfall Hills and Devil’s Thumb gold properties in BC and the Tay LP gold property in the Yukon Territory.  Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

Contact Information

Gregg Wilson

Investor Relations

Toll Free: 1-877-684-9700

(604) 685-9700

Fax: (604) 685-9744

info@canarc.net